TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED

RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of the

Geneva Advisors Funds

Trust for Professional Managers (the “Trust”), on behalf of its series, the Geneva Advisors All Cap Growth Fund, the Geneva Advisors Emerging Markets Fund, the Geneva Advisors Equity Income Fund, the Geneva Advisors International Growth Fund, and the Geneva Advisors Small Cap Opportunities Fund (each, a “Fund,” and collectively, the “Funds”), has elected to rely on Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.          Class Designation.  Each Fund will offer two classes of shares to be known as the Class R shares and Class I shares (each, a “Class,” and collectively, the “Classes”).

2.          Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class R:	Class R shares will be offered for sale at net asset value (as described in the Funds’ Prospectus). Class R shares will be subject to a distribution plan (the “Distribution Plan”) adopted pursuant to Rule 12b‑1 under the 1940 Act, which provides for an annual Rule 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Class R shares, computed on an annual basis. The Distribution Plan fees for the Class R shares will be used to pay: (i) the Funds’ distributor a distribution fee of 0.25% for promoting and distributing Class R shares and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class R shares. Class R shares are also subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee of up to 0.10% of the average daily net assets of the Fund attributable to Class R shares, computed on an annual basis. The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts. Class R shares are not subject to any sales charges.

Class I:	Class I shares will be offered for sale at net asset value without the imposition of a sales charge or Rule 12b-1 distribution and/or shareholder servicing fee.

3.          Expense Allocations.  The following expenses for the Funds will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan and Shareholder Servicing Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.          Conversions.  Class R shareholders of the Funds may elect to convert Class R shares into Class I shares, subject to meeting the minimum investment amount requirement for Class I shares, as described in the Funds’ Prospectus.

5.          General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted by the Trust on October 20, 2006.

Amended and Restated by the Trust on April 20, 2010, July 21, 2011, April 24, 2012, April 25, 2013, October 24, 2013, October 28, 2014 and January 28, 2016.